UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.  1 )

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
 Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section 240.14a-12

Cornell Companies, Inc.
(Name of Registrant as Specified In Its Charter)

Pirate Capital LLC,
Jolly Roger Fund LP,
Jolly Roger Offshore Fund LTD,
 Mint Master Fund Ltd. ,
Thomas R. Hudson Jr.,
Zachary R. George
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒		No fee required.
☐		Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
	1)	Title of each class of securities to which transaction applies:
	2)	Aggregate number of securities to which transaction applies:
	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	4)	Proposed maximum aggregate value of transaction:
	5)	Total fee paid:
☐		Fee previously paid with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount Previously Paid:
	2)	Form, Schedule or Registration Statement No.:
	3)	Filing Party:
	4)	Date Filed:

PRELIMINARY COPY
SUBJECT TO COMPLETION
APRIL 29, 2005

Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut 06854

__________, 2005

To Fellow Stockholders of Cornell Companies, Inc.:

          Pirate Capital LLC (“Pirate Capital”) is the largest reported stockholder of Cornell Companies, Inc. (“Cornell” or the “Company”), being the beneficial owner of 1,999,100 or approximately 14.8% of the Company’s issued and outstanding shares.  Pirate Capital has been investing in the private corrections industry since 2002 and started buying shares of Cornell on April 4, 2004 at $11.71 per share.  Pirate Capital, Jolly Roger Fund LP, Mint Master Fund Ltd., Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr and Zachary R. George (collectively, “we” or “Pirate Capital Group”) are conducting a proxy solicitation to elect seven nominees to the board of directors of the Company (the “Board”).  We are seeking your support for the election of our proposed slate of nominees, all of whom differ from the Company’s slate, to the Board at the 2005 Annual Meeting of Stockholders (the “2005 Annual Meeting”).  The Company’s proxy statement for the 2005 Annual Meeting, when it becomes available, will contain the date, time, and place of the 2005 Annual Meeting, all of which have yet to be announced.

          We believe that Cornell stockholders (the “Stockholders”) will benefit by having individuals nominated by the owners of the Company serve on the Board rather than having a Board comprised solely of individuals nominated by existing directors.  Pirate Capital believes that the extremely poor financial performance of Cornell over the past three years stems from the lack of significant corrections experience among incumbent directors combined with a lack of fiscal discipline.  Pirate Capital Group views recent changes to the Board’s composition and executive management team as an acknowledgement that Cornell has been suffering from faulty leadership.  Following three years of poor financial performance, we believe that these changes, which include the hiring of a new CEO, the restructuring of senior management positions, and Marcus Watts’ decision to not seek reelection as a director, were long overdue.   Surprisingly, none of these changes took place until Pirate Capital began challenging the Board’s composition and incumbency.   Unfortunately, with the exception of the two directors appointed to the current Board within the past few months, the current Board continues to be comprised of directors whose tenure with Cornell are marked by declining profitability and poor financial performance.  As the largest reported Stockholder of the Company, Pirate Capital has taken the opportunity to assemble a team of professionals with significant private corrections and relevant financial experience to more effectively represent the interests of ALL stockholders.  We aim to work with the current executive management team to deliver value to the owners of Cornell.

          The enclosed Proxy Statement and the enclosed GREEN proxy card are being furnished to Stockholders by Pirate Capital Group, in connection with the solicitation of proxies from Stockholders to be used at the 2005 Annual Meeting, including any adjournments or postponements thereof, to elect seven (7) directors to hold office until the 2006 Annual Meeting of Stockholders of the Company or until their respective successors shall be elected and have been qualified.

          You may have received, or will be receiving, a separate proxy solicitation from the Company.  For all of the reasons discussed in the materials included with this letter, WE STRONGLY URGE YOU TO REJECT THE SOLICITATION MADE BY THE COMPANY AND NOT SIGN ANY [          ] PROXY CARD THAT IT SENDS TO YOU.

          If you have already voted for the incumbent slate, you have every legal right to change your vote by signing and returning a later dated GREEN proxy.

          It is important that your shares of Cornell’s common stock be represented and voted at the 2005 Annual Meeting.  Accordingly, regardless of whether you plan to attend the 2005 Annual Meeting in person, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE ENVELOPE PROVIDED, which requires no postage if mailed in the United States. Even if you return a signed GREEN proxy card, you may still attend the 2005 Annual Meeting and vote your shares in person. Every Stockholder’s vote is important, no matter how many shares you own. If you have any questions or require any assistance concerning how to vote your shares, please call our proxy solicitor, D.F. King & Co., Inc., toll free at (888) 542-7446.

          Thank you for your support.

Sincerely,

Thomas R. Hudson Jr.

Managing Member
Pirate Capital LLC

IMPORTANT

•	PLEASE SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

•	DO NOT SIGN ANY PROXY CARD THAT YOU MAY RECEIVE FROM THE COMPANY, EVEN AS A PROTEST VOTE AGAINST THE COMPANY’S CURRENT BOARD AND MANAGEMENT

IF YOU HAVE ANY QUESTIONS, OR NEED ASSISTANCE VOTING, PLEASE CONTACT THE FIRM ASSISTING IN THE SOLICITATION OF PROXIES:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: (888) 542-7446
Fax: (212) 809-8839

PRELIMINARY COPY
SUBJECT TO COMPLETION
APRIL 29, 2005

ANNUAL MEETING OF STOCKHOLDERS
OF
CORNELL COMPANIES, INC.

PROXY STATEMENT
OF
PIRATE CAPITAL GROUP

IN OPPOSITION TO THE INCUMBENT BOARD OF CORNELL COMPANIES, INC.

To the Stockholders of Cornell Companies, Inc.:

          This Proxy Statement and the enclosed GREEN proxy card are being furnished to stockholders (“Stockholders”) of Cornell Companies, Inc. (“Cornell” or the “Company”) in connection with the solicitation of proxies by Pirate Capital LLC (“Pirate Capital”), the Jolly Roger Fund LP, Mint Master Fund Ltd., Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr and Zachary R. George (collectively, “Pirate Capital Group”), to be used at the 2005 Annual Meeting of Stockholders of Cornell (the “2005 Annual Meeting”) and any adjournments, postponements, or continuations thereof.  The Company’s proxy statement, when it becomes available, will contain the date, time and place, of the 2005 Annual Meeting, all of which have yet to be announced. The principal executive offices of Cornell are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027.  This Proxy Statement and the enclosed GREEN proxy card are first being furnished to Stockholders on or about __________, 2005.

          At the 2005 Annual Meeting, seven (7) persons are expected to be elected to the board of directors of the Company (the “Board”) to hold office until the next annual meeting of the Company, or until their successors have been duly elected and qualified. In opposition to the solicitation of proxies by the current Board, we are soliciting proxies to support the election of seven (7) outstanding nominees who, if elected, will act in the best interests of all of the Company’s Stockholders: Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran, Jr., Zachary R. George and Thomas R. Hudson Jr. (the “Nominees”), who have been selected by Pirate Capital Group and have consented, if elected, to serve as directors. Each of the Nominees has also consented to be named in this Proxy Statement.

          Pirate Capital Group does not expect that the Nominees will be unable to stand for election, but, in the event that any such person is unable to serve, the shares represented by the enclosed GREEN proxy card will be voted for a substitute nominee.  In addition, Pirate Capital Group reserves the right to nominate substitute persons if Cornell makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, the GREEN proxy card will be voted for such substitute nominees. Cornell’s bylaws contain provisions that generally require 90-days’ advance notice to Cornell of nominations for directors.  There can be no assurances that Cornell’s current board will not try to preclude nominee substitutions or attack the validity of proxies in favor of substitute nominees in reliance on such bylaw provisions.  Although Pirate Capital Group will likely challenge any unfair and unreasonable actions taken by incumbent directors to entrench themselves, there can be no assurances that Pirate Capital Group would prevail.

          According to Cornell’s Form 10-K for the fiscal year ended December 31, 2004, at March 10, 2005, there were 13,494,216 shares of Cornell’s Common Stock (the “Common Stock”) outstanding.  As of April 4, 2005, Pirate Capital Group beneficially owned an aggregate of 1,999,100 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock. Only holders of record of Cornell’s voting securities as of the record date as will be determined by the Company’s Board (the “Record Date”), are entitled to notice of, and to attend and to vote at the 2005 Annual Meeting and any adjournments or postponements thereof.   Pirate Capital Group intends to vote its shares FOR the election of the Nominees.

          PIRATE CAPITAL GROUP URGES YOU TO VOTE YOUR GREEN PROXY CARD “FOR” THE NOMINEES NAMED ABOVE.

          WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY.  IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED PROXY BY DELIVERING A LATER-DATED GREEN PROXY CARD IN THE ENCLOSED POSTAGE -PREPAID ENVELOPE, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF CORNELL.

          HOLDERS OF SHARES OF COMMON STOCK AS OF THE RECORD DATE FOR VOTING AT THE 2005 ANNUAL MEETING, ARE URGED TO SUBMIT A GREEN PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

          IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD OBTAIN A GREEN PROXY CARD FROM THE SELLER OF SUCH SHARES.

          IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GREEN PROXY CARD AS SOON AS POSSIBLE.

          VOTE FOR THE NOMINEES BY RETURNING YOUR COMPLETED GREEN PROXY TODAY.

          Pirate Capital Group has retained D.F. King & Co., Inc. (“D.F. King”) to assist in communicating with stockholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions about executing your GREEN proxy or require assistance, please call:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: (888) 542-7446
Fax: (212) 809-8839

REASONS FOR THE SOLICITATION

CORNELL’S PERFORMANCE OVER THE PAST THREE YEARS HAS, IN OUR
OPINION, BEEN DISASTROUS FOR STOCKHOLDERS

          Pirate Capital has been investing in the private corrections industry since 2002 and Cornell Companies since 2004.  Pirate Capital Group believes that the current Board of Directors does not have the correct balance of corrections experience and financial expertise to adequately address Cornell’s poor financial performance.  Pirate Capital Group believes that inadequacies at the Board level, are a primary factor in Cornell’s performance issues, such as declining profitability.  Therefore, Pirate Capital Group believes that the replacement of the Board of Directors of Cornell is necessary in order to halt the destruction of shareholder value that has occurred over the last several years.  Pirate Capital Group asks that Stockholders consider the following:

•

During the three-year period ended December 31, 2004, Cornell’s stock price DECLINED by 14%, while the stock price of its peers the Geo Group and Corrections Corporation of America increased by 92% and 119%, respectively.   We believe that Cornell’s weak stock performance reflects the Board’s inability to win meaningful new contracts and efficiently manage Cornell’s existing contract portfolio.  We view new contract acquisition as a key indicator of revenue potential and efficient contract management as a key indicator of the ability of a corrections facilities operator to maintain or increase profitability.

•

In our opinion, over the last three years, the Board has failed to ensure a disciplined focus on profitability at the senior management level.  For the year ended December 31, 2001, Cornell generated revenues of over $265 million and pro forma net income per diluted share of $0.90.  Three years later, for the year ended December 31, 2004, Cornell’s revenues increased by almost 10% compared to fiscal 2001 to over $291 million while pro forma net income per diluted share declined by more than 42% to $0.52.  Cornell’s decline in profitability appears even more dramatic without the benefit of pro forma adjustments which include pre-opening and start-up expenses. Cornell continues its reliance on pro forma reporting and announced record pre-opening and start up expenses of $12.9 million for the year ended December 31, 2004.

•

In a press release, dated March 10, 2005, Cornell has announced its intention to close the Joz-Arz program in the District of Columbia, the Residential School in Illinois and its behavioral health programs in Pennsylvania.  Cornell described these programs as “underperforming” and consuming “cash and managerial talent that can be redeployed into ventures that will generate better returns.”  In August 2004, Cornell closed the detention center in Plankinton, S.D. after being open for only three months.  According to Cornell’s Form 10-Q for the quarterly period ended September 30, 2004, its plans to open and operate the detention center, as well as a treatment center in Plankinton that was never opened, was based on a commitment from the appropriate state officials to provide Cornell with a special rate that exceeded the highest rate in South Dakota.  The initial actual rate that was actually awarded to Cornell was insufficient to operate these facilities.  Pirate Capital Group believes that these closings highlight the current Board’s frequent failings in evaluating proposed projects and allocating capital.

          WE BELIEVE THAT THE INCUMBENT BOARD IS RESPONSIBLE FOR AN EROSION IN SHAREHOLDER VALUE AND MUST BE HELD ACCOUNTABLE FOR THE COMPANY’S POOR PERFORMANCE.

          IT IS TIME FOR A CHANGE.

BACKGROUND TO SOLICITATION

          Pirate Capital is currently the beneficial owner of 1,999,100 Shares, representing approximately 14.8% of Cornell’s issued and outstanding Common Stock.  Pirate Capital manages a diversified portfolio of investments in companies that are determined by Pirate Capital to be undervalued, with significant “hard” tangible assets which provide a floor of value “hedge” in a downside scenario.

          The following is a summary of certain events leading up to this proxy solicitation:

•

On June 3, 2004, Cornell held its Annual Meeting of Stockholders, including the annual election of directors.  Based on Cornell’s Form 10-Q for the quarter ended June 30, 2004, between 19% and 37% of the votes cast for the re-election of each director were withheld.  This election occurred before Pirate Capital had acquired a meaningful ownership position in Cornell.

•

Shortly following the 2004 Annual Meeting, Pirate Capital began engaging in a dialogue with Harry J. Phillips, Jr. and several other members of the Board to express Pirate Capital’s concern with Cornell’s disappointing financial performance, proposed corporate governance reforms and efforts to maximize shareholder value.  Specifically, Pirate Capital stressed the  need to separate the roles of CEO and Chairman, which at the time were both filled by Harry Phillips, and eliminate the conflicts of interest resulting from Marcus Watts’ position as a director of Cornell and a senior partner of a law firm retained by Cornell.  Pirate Capital also discussed the interest of strategic and financial buyer’s in Cornell’s assets.

•

On August 12, 2004, Cornell filed a Current Report on Form 8-K containing a transcript of the second quarter conference call on which Pirate Capital and other investors expressed their frustration with Cornell’s progress and the need to replace management.

•	On November 9, 2004, Cornell announced its search for a new Chief Executive Officer and indicated that Harry J. Phillips, Jr. would remain as Chairman of the Board.

•

Also on November 9, 2004, Cornell hosted its third quarter conference call.  On this call, Zachary George of Pirate Capital indicated that Pirate Capital would like to be offered a board seat so that Pirate Capital could work with Cornell to protect shareholder value.  Mr. George also warned that if stockholder interests continued to be ignored, the stockholders would be left with no alternative but to remove the current Board at the next annual meeting.  During this conference call, three other analysts from separate firms owning stock in Cornell called for, or voiced support for, Board representation to be offered to Pirate Capital.

•

On November 12, 2004, Pirate Capital sent a letter to Cornell calling for the resignations of Harry Phillips and Marcus Watts from the Board of Directors of Cornell and requesting the Board’s nomination of representatives from Pirate Capital to fill these vacancies.

•

On January 11, 2005, a group including Wynnefield Capital LLC and Nelson Obus controlling over 5% of Cornell’s outstanding shares filed a Schedule 13D including a letter written to Harry J. Phillips, Jr. endorsing the concerns expressed by Pirate Capital regarding the Company’s management failures and lagging performance.

•	On January 18, 2005, the Company announced that James E. Hyman had been named Chief Executive Officer and had been appointed to the Board.

•	On January 31, 2005, Pirate Capital filed an amended 13D with the SEC announcing a slate of proposed nominees for election to the Board of Cornell at the 2005 Annual Meeting.

•

Also on January 31, 2005, Cornell announced the appointment of Isabella C. M. Cunningham, Ph.D. to the Company’s Board of Directors and that Marcus A. Watts would not be standing for reelection at the 2005 Annual Meeting.

•	On February 14, 2005, Cornell announced that James E. Hyman was named as Chairman of the Board and that Harry J. Phillips, Jr. would remain a director.

•

On February 24, 2005, in accordance with Section 2.4(a) of the Company’s Bylaws, Jolly Roger Fund LP, an affiliate of Pirate Capital, delivered a letter to the company to provide notice of its intent to nominate Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran, Jr., Zachary R. George and Thomas R. Hudson Jr. for election as directors at the Company’s 2005 Annual Meeting.  Pirate Capital Group believes that it has fully complied with the advance notice requirement of the Company’s Bylaws and that no additional information is required for Pirate Capital Group to proceed with its nomination of the Nominees and solicitation of proxies in furtherance of the election of the Nominees.

•

Recently, Pirate Capital has engaged in discussions with James E. Hyman regarding Cornell’s financial performance and the need to replace the current directors. Specific items discussed between Pirate Capital and Mr. Hyman include Cornell’s inefficient allocation of capital; the failure to ramp up occupancy in certain facilities owned by the Company; and Cornell’s acquisition of Correctional Systems, Inc.  To date, these discussions have not resulted in any proposals that address Pirate Capital’s concerns in a manner that would deter Pirate Capital Group from seeking the replacement of the entire slate of incumbent directors.

ELECTION OF DIRECTORS

          Cornell’s Certificate of Incorporation provides that the number of directors of the Company shall be not less than three (3) nor more than thirteen (13) and shall be specified from time to time in the Company’s Bylaws.  Cornell’s Board currently consists of eight (8) directors, including Marcus Watts who has announced that he will not be standing for reelection.  Pirate Capital Group currently expects Cornell’s Board to nominate seven (7) candidates for election as directors in connection with the 2005 Annual Meeting.  Pirate Capital Group proposes that Cornell Stockholders elect Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran, Jr., Zachary R. George and Thomas R. Hudson Jr. as directors at the 2005 Annual Meeting.  If elected, they would hold office until the 2006 Annual Meeting of Stockholders or until successors have been elected and qualified.  Although Pirate Capital Group does not anticipate that any of its Nominees will be unable or unwilling to stand for election, in the event of such occurrence, proxies may be voted for substitutes designated by Pirate Capital Group.

          Background information about each of the Nominees is set forth below. None of the Nominees will receive any compensation from Pirate Capital Group for their services as directors of Cornell. If elected, the Nominees will be entitled to such compensation as is consistent with the Company’s past practices for services of non-employee directors, which will be described in management’s proxy statement.

PIRATE CAPITAL GROUP’S NOMINEES

          The following are Pirate Capital Group’s Nominees:

          LEON CLEMENTS, 63, has been the President and Chief Executive Officer of League Medical Concepts, a provider of health care services for the corrections sector, since December 2004.  From 1994 to 2004, Mr. Clements served as the Associate Vice President of Managed Care and Chief Administrative Officer at the University of Texas Medical Branch, a provider of health care for the prison system in Texas.  Mr. Clements previously served as the Chief Administrative Officer of the University of California at Los Angeles Medical Group and the Cleveland Clinic in Florida.  Mr. Clements also served as a director of Maxicare Health Plans, Inc.  Mr. Clements has completed executive programs at both Harvard Business School and the Wharton School of Finance and received his MBA from the University of Southwestern Louisiana.

          RICHARD CRANE, 58, attorney at law, has been a sole practitioner since 1998.  Mr. Crane has  represented individual, corporate, and government clients in corrections and sentencing matters.  Mr. Crane has also been a consultant in more than 30 corrections privatization projects.  From 1984 to 1987, Mr. Crane served as General Counsel for Corrections Corporation of America.  Mr. Crane also previously served as Chief Legal Counsel for the Louisiana Department of Corrections.  Mr. Crane received his JD from Louisiana State University.

          TODD GOODWIN, 73, retired in 2002 as a Partner of Gibbons, Goodwin, van Amerongen. During his 18 years with the investment banking firm, Mr. Goodwin organized management buyouts and purchased businesses with a total value of approximately $7 billion.  Mr. Goodwin previously served as a Managing Director of Merrill Lynch and has served as Director on the boards of several companies including Southwest Forest Industries, RT French Company, Rival Company, Schult Homes, Specialty Equipment, Horace Mann Education Corporation, Robert Half International, Riverwood International, and Johns Manville Corporation.  Mr. Goodwin is currently a Director of the Southampton Hospital, the Chairman of the Peconic Health Corporation, and a Trustee of the Madison Square Boys & Girls Club.  Todd Goodwin received his AB from Harvard College.

          SALLY WALKER, 56, has been the President of Encourage Youth Corporation, a consulting firm specializing in programming for high risk youths and juvenile offenders, since 1996.  From 1997 to 2004, Ms. Walker pioneered an effective and cost-efficient secure custody and aftercare program for high risk young offenders.  In addition to her government and private corrections experience, she previously served as the Executive Director of Finance and Administration for a large central services department for the Province of Manitoba.  Ms. Walker received her Master of Correctional Administration from the University of Ottawa.

          ALFRED JAY MORAN, JR., 61, is Chairman and Chief Executive Officer of the Moran Group, LLC, a turnaround, value creation consulting firm, which he founded in 2003.  During 2004, he served as Chief Strategy and Restructuring Officer of Cooperheat MQS, Inc. Throughout his career, Mr. Moran has been responsible for the turnaround or value enhancement of over fifty companies in many industries.  Prior to 2003, he was Senior Managing Director of the Value Creation Practice, as well as Principal and Member of the Executive Committee of Kibel, Green, Inc.  Mr. Moran received his MBA from Harvard Business School.

          ZACHARY R. GEORGE, 27, has been a Senior Investment Analyst of Pirate Capital LLC performing extensive financial modeling and analysis of the private corrections and other industries since March of 2004.  Through his work with Pirate Capital, Mr. George has developed relationships with management teams, institutional investors, financiers, consultants and other parties with an interest in the private corrections sector.  Additionally, Mr. George has assisted in the development of an investment team which manages a $500 million portfolio of domestic securities.  From 2002 to 2004, Mr. George worked at Mizuho Corporate Bank LTD where he served as an Officer in Portfolio Management, assisting in the management of a $50 billion domestic loan portfolio and originating credit default swap and bank debt trade recommendations.  Mr. George received his JD from Brooklyn Law School in June 2002.

          THOMAS R. HUDSON JR., 39, has been the Managing Member of Pirate Capital LLC and Portfolio Manager of the Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD since July, 2002.  From 1999 to 2001, Mr. Hudson served as a Managing Director of Amroc Investments LLC, a private investment firm, where he managed distressed trading and investment analysis.  Mr. Hudson previously served as a Vice President at Goldman, Sachs & Co. where he was a Senior Distressed Trader and Portfolio Manager responsible for a $500 million portfolio of domestic and international distressed private assets.  Mr. Hudson is a former Chairman of the Loan Syndication and Trading Association’s Distressed Committee; and is currently a Director of the Centurion Foundation which supports the New York Police Department and other law enforcement agencies.  Mr. Hudson received his MBA from the Tuck School at Dartmouth.

          For additional information regarding the Nominees, see Appendix I annexed to this Proxy Statement.  The information above and in Appendix I has been furnished to Pirate Capital Group by the Nominees.

          Except as disclosed in this Proxy Statement (including the Appendices hereto), none of the Nominees, Pirate Capital Group or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2005 Annual Meeting.

          AS CORNELL’S LARGEST STOCKHOLDER, WE ARE COMMITTED TO MAXIMIZING VALUE FOR ALL OF THE COMPANY’S STOCKHOLDERS.

          Pirate Capital Group is the largest reported Stockholder of the Company (14.8%) and owns more shares of Common Stock than all of the current directors combined.  As such, our interests are perfectly aligned with yours.  Our Nominees have significant private corrections experience and are ideally suited to work with and monitor Cornell’s management team.  Our slate of Nominees offers both business development opportunities and relationships which will facilitate potential strategic transactions.  We want to maximize the value of Cornell’s stock for the benefit of all Stockholders. Our Nominees are committed to:

•	The highest standards of corporate governance
•	Improving operations
•	Providing adequate oversight of management

          Each of the Nominees is independent of management and, in our opinion, would satisfy the New York Stock Exchange criteria for independent directors.

          No assurances can be given that the election of the Nominees to the Board will maximize value.

          As Cornell’s largest reported stockholder, Pirate Capital has, from time to time, had discussions with third parties regarding potential strategic transactions involving Cornell, including a sale of Cornell, dispositions of certain assets, entry into new business lines and acquisitions.  However, without support from Cornell’s current board, these discussions have been limited to the purpose of allowing Pirate Capital to monitor and manage its investment in Cornell.  If the Nominees are elected, Pirate Capital will propose that the new Board, subject to their fiduciary duties, immediately assess strategic opportunities available to Cornell, including a potential sale of Cornell.  There is no assurance that any strategic opportunities will be available to Cornell or upon terms favorable to Cornell.  In addition, certain strategic opportunities may be require board and stockholder approval.

          In addition, if the Nominees are elected, Pirate Capital will propose that the new Board, subject to their fiduciary duties, consider Cornell’s continued need for its shareholder rights plan and certain aspects of its organizational documents that have a negative impact on the ability of stockholders to influence the direction of Cornell, such as bylaw provisions which require unanimous written consent for actions taken by stockholders without a meeting.

          Pirate Capital Group does not currently have any other specific plans or proposals for Cornell.

          In our view, the performance of the incumbent slate has not served the interests of the Stockholders and raises serious questions as to whether the incumbent directors can provide the best solution to the Company’s problems.  The core membership of this Board has failed to deliver value to Stockholders for the last three years and chose to ignore Stockholder concerns until faced with a direct challenge to their positions as directors.  The record of the incumbent directors speaks for itself.

          WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THESE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF THESE NOMINEES.

AGREEMENTS WITH NOMINEES

          Pirate Capital has entered into a letter agreement (the “Nominee Agreement”) with each Nominee with respect to his or her election as a director of Cornell at the 2005 Annual Meeting.  The Nominee Agreement provides, among other things, as follows:

•

Each Nominee has acknowledged that he or she has agreed to stand for election as a director of Cornell in connection with a proxy contest with management of Cornell in respect of the election of directors of Cornell at the 2005 Annual Meeting.

•	Pirate Capital has agreed, subject to its right to seek reimbursement from the Company, to pay all costs of the proxy contest.

•

Pirate Capital has agreed to indemnify and hold each Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with such Nominee being a candidate for election to Cornell’s Board.

PARTICIPANTS IN SOLICITATION OF PROXIES

          In addition to the Nominees, members of Pirate Capital Group (together with the Nominees, the “Participants”) may be deemed to be “participants” in this proxy solicitation as such term is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934.

          Jolly Roger Fund LP, an investment fund, is the record owner of 100 shares of Common Stock and the beneficial owner of an additional 587,500 shares of Common Stock.  Pirate Capital, whose principal business is providing investment management services, is the general partner of the Jolly Roger Fund LP.  Thomas R. Hudson Jr. is the Managing Member of Pirate Capital.  Pirate Capital is the investment advisor to, and Mr. Hudson is a director of, Jolly Roger Offshore Fund LTD, an investment fund, which is the beneficial owner of 1,146,200 shares of Common Stock.  Pirate Capital is the investment adviser to Mint Master Fund Ltd., an investment fund, which is the beneficial owner of 265,300 shares of Common Stock. The principal business address for each of Pirate Capital, Jolly Roger Fund LP, and Mint Master Fund Ltd. is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business address for Jolly Roger Offshore Fund LTD is c/o Hedge Fund Services (BVI) Ltd., Skelton Building, 2nd Floor, P.O. Box 23, Road Town, Tortola, British Virgin Islands.

          For additional information regarding the Participants, see Appendix I annexed to this Proxy Statement.

          All transactions in the securities of Cornell effected within the past two years by Pirate Capital Group and its affiliates are contained in Appendix I attached hereto.

          Pirate Capital Group has retained D.F. King to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this proxy solicitation.  D.F. King is a proxy service company. It mails documents to stockholders, responds to stockholder questions and solicits stockholder votes for many companies. D.F. King does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning D.F. King. The business address of D.F. King is 48 Wall Street, 22nd Floor, New York, New York 10005.

OTHER MATTERS TO BE CONSIDERED AT THE 2005 ANNUAL MEETING

          Pirate Capital Group has omitted from this Proxy Statement certain disclosures that will be included in management’s proxy statement.  It is expected that the Company’s Board will send you management’s proxy statement discussing, in addition to the election of directors, any other matters that may properly come before the 2005 Annual Meeting.  With the exception of the election of directors, Pirate Capital Group and its affiliates know of no other business to be presented at the 2005 Annual Meeting. However, if any other matters do properly come before the 2005 Annual Meeting, the persons appointed in the proxy will use their discretion to vote the shares of Common Stock represented by GREEN proxy cards in accordance with their judgment on such matters.

PROXY INFORMATION

          The enclosed GREEN proxy card may be executed only by holders of shares on the Record Date.  If you were a Stockholder of record on the Record Date, you will retain your voting rights at the 2005 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GREEN proxy card, even if you sell such shares after the Record Date.

          The shares of Common Stock represented by each GREEN proxy that is properly executed and returned to Pirate Capital Group will be voted at the 2005 Annual Meeting in accordance with the instructions marked thereon but if no instructions are marked thereon, the proxy will be voted FOR the election of the Nominees and, in the discretion of the proxies, on whatever other matters as may properly come before the meeting or any adjournments or postponements thereof. Executed but unmarked GREEN proxies will be voted FOR the election of the Nominees as directors.

          If you hold your shares in one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the GREEN Proxy. Pirate Capital Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to us at Pirate Capital Group c/o D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, NY 10005, so that Pirate Capital Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

REVOCATION OF PROXIES

          Any Stockholder who has mailed a [          ] proxy card to the Company may revoke it before it is voted by mailing a duly executed GREEN proxy card to Pirate Capital Group c/o D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, NY 10005, bearing a date LATER than the [          ] proxy card delivered to the Company. Proxies may also be revoked at any time prior to voting by: (i) delivering a duly executed proxy bearing a later date than the proxy delivered previously, (ii) by attending the 2005 Annual Meeting and voting in person, or (iii) by delivering to the corporate secretary of the Company at 1700 West Loop South, Suite 1500, Houston, Texas 77027 a written notice bearing a date later than the date on the proxy, stating that the proxy is revoked.

          Pirate Capital Group requests that either the original or a copy of all revocation notices be mailed to Pirate Capital Group c/o D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, NY 10005, so that Pirate Capital Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Nominees as directors have been received.  Pirate Capital Group may contact Stockholders who have revoked their proxies.

          IF YOU PREVIOUSLY EXECUTED AND RETURNED A PROXY CARD TO THE COMPANY, PIRATE CAPITAL GROUP URGES YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE GREEN PROXY CARD IN THE ENCLOSED ENVELOPE.  NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

QUORUM AND VOTING

          Management’s proxy statement is required to provide information about the number of shares of the Company’s stock outstanding and entitled to vote, the number of record holders thereof and the Record Date for the 2005 Annual Meeting, the method by which votes will be counted, and reference is made thereto for such information. Only Stockholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the 2005 Annual Meeting.

          The presence, in person or by proxy, of holders of the shares of Common Stock having a majority of the votes entitled to be cast at the Annual Meeting shall constitute a quorum. The election of the Nominees requires a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting.  As a result, your vote is extremely important. We urge you to mark, sign, date and return the enclosed GREEN proxy card to vote FOR the election of the Nominees.

SHARES OF THE COMPANY HELD BY PIRATE CAPITAL GROUP AND NOMINEES

          The following table sets forth, as of _______ 2005, the number and percent of outstanding shares of Common Stock beneficially owned by Pirate Capital Group and the Nominees:

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED (1)

Pirate Capital LLC 200 Connecticut Avenue Norwalk, CT 06854	1,999,100	(2)(3)	14.8%
Thomas R. Hudson Jr. 200 Connecticut Avenue Norwalk, CT 06854	1,999,100	(3)	14.8%
Jolly Roger Fund LP 200 Connecticut Avenue Norwalk, CT 06854	587,600		4.4%
Jolly Roger Offshore Fund LTD c/o Hedge Fund Services (BVI) Ltd., Skelton Building, 2nd Floor, P.O. Box 23, Road Town, Tortola, British Virgin Islands	1,146,200		8.5%
Mint Master Fund Ltd. 200 Connecticut Avenue Norwalk, CT 06854	265,300		2%
Todd Goodwin 500 Captains Neck Lane Southampton, NY 11968	7,000	(4)	*
Richard Crane 3905 Estes Road Nashville, TN 37215	100	(5)	*
All above parties as a group	2,006,200		14.9%

* Represents less than 1%.

(1) Based on 13,494,216 shares of Common Stock outstanding as of March 10, 2005, as set forth in the Company’s Form 10-K for the year ended December 31, 2004.

(2) Includes 100 shares of Common Stock owned of record and an additional 587,500 shares of Common Stock beneficially owned by Jolly Roger Fund LP, 1,146,200 shares of Common Stock beneficially owned by Jolly Roger Offshore Fund LTD and 265,300 shares of Common Stock beneficially owned by Mint Master Fund Ltd.  By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all shares of Common Stock owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD, Pirate Capital LLC has sole disposition power with respect to all shares of Common Stock owned by Jolly Roger Offshore Fund LTD.

(3) As the managing member of Pirate Capital, LLC, Thomas R. Hudson Jr. may be deemed to be the beneficial owner of the 1,999,100 of Common Stock beneficially owned by Pirate Capital LLC. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the shares of Common Stock owned by Jolly Roger Offshore Fund LTD.  As the managing member of Pirate Capital LLC, Thomas R. Hudson, Jr. is deemed to have sole voting power and sole disposition power with respect to all shares as to which Pirate Capital LLC has voting or disposition power.

(4) Todd Goodwin holds sole voting power and sole disposition power over all 7,000 shares of Common Stock.

(5) Richard Crane holds sole voting power and sole disposition power over all 100 shares of Common Stock.

          Management’s proxy statement is expected to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person know by the Company to own more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the four most highly paid executive officers of the Company, and (iv) all executive officers and directors of the Company as a group, and reference is made thereto for such information.

ANNUAL REPORT OF THE COMPANY AND MANAGEMENT’S PROXY STATEMENT

          An annual report to Stockholders covering the Company’s fiscal year ended December 31, 2004, including financial statements, was filed by the Company on March 16, 2005 and is required to be furnished to Stockholders by the Company. Such annual report does not form any part of the material for the solicitation of proxies by Pirate Capital Group.

          It is expected that the Company’s current Board will also solicit proxies for use at the 2005 Annual Meeting and will furnish a proxy statement in connection therewith. No employee or affiliate of Pirate Capital Group is presently an officer or director, or otherwise engaged in the management, of the Company. Consequently, Pirate Capital Group does not have current information concerning the Common Stock of the Company, the beneficial ownership of such stock by principals thereof, the compensation of directors and executive officers, other information concerning the Company’s management, the procedures for submitting proposals for consideration at the 2005 Annual Meeting and certain other matters regarding the Company and the Annual Meeting required by the rules of the Securities and Exchange Commission to be included in a proxy statement. Accordingly, reference is made to management’s proxy statement for such information.

          Pirate Capital Group does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and management’s proxy statement.

COST AND METHOD OF SOLICITATION

          Pirate Capital has retained D.F. King to conduct the proxy solicitation, for which D.F. King is to receive a fee of up to approximately $50,000, plus reimbursement for its reasonable out-of-pocket expenses.  Pirate Capital has agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Proxies may be solicited by mail, courier services, Internet, advertising, telephone, facsimile or telecopier or in person.  It is anticipated that D.F. King will employ approximately 50 person to solicit proxies from Stockholders for 2005 Annual Meeting.  Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, the solicitation of securities holders is $ [___,000] to date, and is estimated to be $ [___,000] in total.

          Costs related to the solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses will be borne by Pirate Capital.  To the extent legally permissible, Pirate Capital will seek reimbursement from the Company for those expenses incurred by Pirate Capital in connection with this proxy solicitation. Pirate Capital does not currently intend to submit the question of such reimbursement to a vote of the Stockholders.

ADDITIONAL INFORMATION

          Pirate Capital Group has filed with the Securities and Exchange Commission a Statement on Schedule 13D, which contains information in addition to the that furnished herein. This Schedule 13D and any amendments thereto may be inspected at, and copies may be obtained from the Securities and Exchange Commission, or on-line at www.sec.gov.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: (888) 542-7446
Fax: (212) 809-8839

PRELIMINARY COPY
SUBJECT TO COMPLETION
APRIL 29, 2005

APPENDIX I

SUPPLEMENTAL NOMINEE AND OTHER INFORMATION

1.	Name and Business Address of the Nominees:

Leon Clements
18333 Egret Bay Blvd.
Suite 270
Houston, TX 77058

Richard Crane
3905 Estes Road
Nashville, TN 37215

Todd Goodwin
500 Captains Neck Lane
Southampton, NY 11968

Sally Walker
75 Hwy 20 West
Box 1299
Fonthill, ON
L0S 1E0

Alfred Jay Moran, Jr.
712 Main
Suite # 2150
Houston, TX 77056

Zachary R. George
200 Connecticut Ave.
4th Floor
Norwalk, CT 06854

Thomas R. Hudson Jr.
200 Connecticut Ave.
4th Floor
Norwalk, CT 06854

2.	Shares of Common Stock of the Company bought or sold by Pirate Capital Group in the last two years:

          Set forth below is (a) the name and business address of each of the Participants other than the Nominees and their associates in the solicitation made pursuant to this Proxy Statement, and (b) the dates, types and amounts of each non-Nominee Participant’s purchases and sales of the Company’s debt and equity securities within the past two years. No Nominee has purchased or sold any of the Company’s debt or equity securities within the past two years, except for sales and purchases by non-Nominee Participants of shares that may be deemed to be beneficially owned by Mr. Hudson.

Jolly Roger Fund LP
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854

Date	Amount Bought (Sold)	Price Per Share

2004-05-04	2,600.00	11.71
2004-05-11	2,200.00	12.20
2004-05-12	5,000.00	12.16
2004-05-18	100.00	12.15
2004-05-18	15,000.00	12.25
2004-05-18	10,000.00	12.18
2004-05-19	5,000.00	12.21
2004-05-19	5,000.00	12.22
2004-05-20	5,000.00	12.25
2004-05-20	4,000.00	12.26
2004-05-21	600.00	12.34
2004-05-21	400.00	12.34
2004-05-21	300.00	12.33
2004-05-21	200.00	12.34
2004-05-21	10,000.00	12.35
2004-05-21	9,800.00	12.35
2004-05-21	5,000.00	12.35
2004-05-21	4,700.00	12.35
2004-05-21	4,400.00	12.35
2004-05-26	100.00	13.04
2004-05-26	600.00	13.20
2004-05-26	200.00	12.94
2004-05-26	1,700.00	13.00
2004-05-26	1,300.00	13.17
2004-05-27	200.00	13.20
2004-05-27	100.00	13.25
2004-05-27	10,000.00	13.25
2004-05-27	3,400.00	13.35
2004-05-27	1,300.00	13.33
2004-05-28	15,000.00	13.30
2004-06-01	5,000.00	13.45
2004-06-01	5,000.00	13.41
2004-06-01	4,800.00	13.45
2004-06-01	200.00	13.42
2004-06-02	5,000.00	13.25
2004-06-04	2,500.00	14.25
2004-06-04	1,400.00	14.05
2004-06-04	3,300.00	14.25
2004-06-07	900.00	13.85
2004-06-07	5,000.00	13.85
2004-06-07	4,100.00	13.90
2004-06-09	4,700.00	13.70
2004-06-09	300.00	13.67
2004-06-09	200.00	13.80
2004-06-09	100.00	13.79
2004-06-10	2,200.00	13.65
2004-06-14	2,500.00	13.60
2004-06-14	12,500.00	13.80
2004-06-15	25,000.00	13.90
2004-06-16	5,000.00	13.85
2004-06-17	300.00	13.89
2004-06-17	2,000.00	13.88

Date	Amount Bought (Sold)	Price Per Share

2004-06-17	500.00	13.87
2004-06-17	21,200.00	13.90
2004-06-17	5,000.00	13.70
2004-06-17	4,500.00	13.88
2004-06-21	500.00	13.40
2004-06-21	2,000.00	13.55
2004-06-23	200.00	13.52
2004-06-23	5,000.00	13.40
2004-06-23	1,800.00	13.60
2004-06-23	10,000.00	13.60
2004-06-23	10,000.00	13.60
2004-06-23	5,000.00	13.60
2004-06-23	5,000.00	13.60
2004-06-23	5,000.00	13.40
2004-06-23	5,000.00	13.32
2004-06-23	5,000.00	13.40
2004-07-07	9,800.00	14.04
2004-07-07	1,100.00	13.65
2004-07-07	600.00	13.75
2004-07-07	200.00	14.02
2004-07-07	200.00	13.90
2004-07-07	100.00	13.89
2004-07-08	5,600.00	13.95
2004-07-13	4,900.00	14.35
2004-07-21	4,800.00	14.25
2004-07-28	100.00	12.96
2004-07-28	200.00	12.52
2004-07-28	200.00	12.60
2004-07-28	5,000.00	12.90
2004-07-28	2,500.00	12.62
2004-07-28	2,000.00	12.65
2004-07-28	1,800.00	12.60
2004-07-28	5,000.00	13.00
2004-08-05	1,300.00	12.91
2004-08-05	800.00	12.99
2004-08-05	4,200.00	13.00
2004-08-05	3,700.00	12.95
2004-08-12	25,000.00	12.25
2004-08-30	10,000.00	12.00
2004-08-31	80,000.00	12.01
2004-09-08	1,900.00	12.10
2004-09-08	100.00	12.08
2004-09-08	2,000.00	12.15
2004-09-10	100.00	12.25
2004-09-29	(100.00)	12.40
2004-10-12	6,200.00	12.65
2004-10-12	3,500.00	12.75
2004-10-12	1,000.00	12.75
2004-10-12	400.00	12.64
2004-10-12	100.00	12.73
2004-10-13	300.00	12.79
2004-10-13	3,600.00	12.80
2004-10-13	3,000.00	12.80
2004-10-14	8,400.00	13.00
2004-10-14	200.00	12.97
2004-10-19	600.00	13.10
2004-10-19	200.00	13.05
2004-10-19	3,200.00	13.05

Date	Amount Bought (Sold)	Price Per Share

2004-10-19	5,200.00	13.10
2004-10-20	500.00	13.15
2004-10-20	100.00	13.09
2004-10-20	700.00	13.05
2004-10-20	1,100.00	13.10
2004-10-27	5,000.00	13.60
2004-10-29	1,800.00	13.65
2004-10-29	5,000.00	13.65
2004-11-01	400.00	13.74
2004-11-01	5,300.00	13.70
2004-11-01	2,100.00	13.75
2004-11-03	600.00	13.97
2004-11-03	3,500.00	14.00
2004-11-03	1,400.00	14.00
2004-11-04	2,700.00	14.00
2004-11-04	1,000.00	14.10
2004-11-04	1,000.00	14.01
2004-11-04	900.00	14.10
2004-11-05	15,000.00	14.22
2004-11-05	2,000.00	14.30
2004-11-05	400.00	14.29
2004-11-10	1,000.00	14.35
2004-11-10	3,700.00	14.56
2004-11-11	12,500.00	14.65
2004-11-17	10,000.00	14.40
Total	587,600

Jolly Roger Offshore LTD
c/o Hedge Fund Services (BVI) Ltd.
Skelton Building, 2nd Floor
P.O. Box 23
Road Town
Tortola
British Virgin Islands

Date	Amount Bought (Sold)	Price Per Share

2004-05-04	5,000.00	11.75
2004-05-11	2,200.00	12.20
2004-05-12	5,000.00	12.08
2004-05-18	100.00	12.12
2004-05-18	10,000.00	12.18
2004-05-18	5,000.00	12.20
2004-05-18	5,000.00	12.22
2004-05-19	3,000.00	12.21
2004-05-19	(1,000.00)	12.24
2004-05-19	(500.00)	12.26
2004-05-19	(300.00)	12.23
2004-05-19	(200.00)	12.30
2004-05-19	(1,000.00)	12.22
2004-05-19	(1,000.00)	12.23
2004-05-20	100.00	12.30
2004-05-20	100.00	12.28
2004-05-20	600.00	12.30
2004-05-20	500.00	12.29
2004-05-20	500.00	12.29
2004-05-20	400.00	12.29
2004-05-20	(100.00)	12.25
2004-05-20	5,000.00	12.30
2004-05-20	4,900.00	12.30
2004-05-20	4,500.00	12.30
2004-05-20	4,500.00	12.30
2004-05-20	4,200.00	12.30
2004-05-20	1,300.00	12.23
2004-05-20	800.00	12.29
2004-05-21	10,000.00	12.35
2004-05-21	9,800.00	12.35
2004-05-21	8,600.00	12.35
2004-05-21	5,000.00	12.35
2004-05-21	400.00	12.35
2004-05-21	400.00	12.34
2004-05-21	200.00	12.32
2004-05-25	100.00	12.93
2004-05-25	9,700.00	12.70
2004-05-25	500.00	13.00
2004-05-25	200.00	12.69
2004-05-27	200.00	13.29
2004-05-27	6,400.00	13.30
2004-05-27	4,600.00	13.35
2004-05-27	400.00	13.32
2004-05-28	100.00	13.32
2004-05-28	6,800.00	13.25
2004-05-28	5,000.00	13.29
2004-05-28	4,900.00	13.35
2004-05-28	2,000.00	13.30

Date	Amount Bought (Sold)	Price Per Share

2004-06-01	4,600.00	13.50
2004-06-01	4,100.00	13.38
2004-06-01	400.00	13.46
2004-06-02	2,000.00	13.21
2004-06-02	900.00	13.25
2004-06-02	200.00	13.20
2004-06-04	3,200.00	14.20
2004-06-04	5,000.00	14.25
2004-06-07	10,000.00	14.10
2004-06-09	200.00	13.82
2004-06-09	100.00	13.70
2004-06-09	2,000.00	13.60
2004-06-09	2,000.00	13.72
2004-06-09	1,300.00	13.85
2004-06-09	900.00	13.75
2004-06-10	5,000.00	13.75
2004-06-14	300.00	13.72
2004-06-14	12,500.00	13.80
2004-06-14	2,200.00	13.75
2004-06-15	(1,000.00)	13.92
2004-06-15	(900.00)	13.92
2004-06-15	(500.00)	13.77
2004-06-15	(500.00)	13.82
2004-06-15	(100.00)	13.93
2004-06-15	25,000.00	13.90
2004-06-15	2,000.00	13.87
2004-06-15	2,000.00	13.75
2004-06-16	4,800.00	13.90
2004-06-16	200.00	13.89
2004-06-17	25,000.00	14.00
2004-06-18	200.00	13.65
2004-06-18	2,000.00	13.70
2004-06-18	1,000.00	13.73
2004-06-21	2,000.00	13.50
2004-06-21	2,000.00	13.45
2004-06-21	2,000.00	13.52
2004-06-23	500.00	13.59
2004-06-23	2,400.00	13.35
2004-06-23	2,000.00	13.60
2004-06-23	10,000.00	13.60
2004-06-23	5,000.00	13.60
2004-06-23	4,500.00	13.60
2004-06-23	2,600.00	13.32
2004-06-23	10,000.00	13.60
2004-06-29	3,000.00	13.45
2004-07-06	100.00	13.63
2004-07-06	500.00	13.30
2004-07-06	300.00	13.56
2004-07-06	300.00	13.40
2004-07-06	100.00	13.60
2004-07-06	5,000.00	13.60
2004-07-06	5,000.00	13.65
2004-07-06	5,000.00	13.65
2004-07-06	4,900.00	13.65
2004-07-06	4,700.00	13.60
2004-07-06	800.00	13.59
2004-07-07	10,000.00	14.05
2004-07-07	300.00	14.00

Date	Amount Bought (Sold)	Price Per Share

2004-07-08	25,000.00	14.00
2004-07-08	4,100.00	13.85
2004-07-28	24,900.00	13.00
2004-07-28	100.00	12.90
2004-08-02	3,000.00	13.25
2004-08-02	2,800.00	13.25
2004-08-02	200.00	13.23
2004-08-03	5,000.00	13.28
2004-08-03	2,600.00	13.29
2004-08-03	2,400.00	13.30
2004-08-03	1,400.00	13.25
2004-08-03	100.00	13.15
2004-08-04	100.00	13.21
2004-08-04	4,900.00	13.25
2004-08-04	400.00	13.25
2004-08-05	8,700.00	13.00
2004-08-05	5,000.00	13.00
2004-08-05	4,900.00	13.00
2004-08-05	4,900.00	13.00
2004-08-05	1,300.00	12.99
2004-08-05	200.00	12.99
2004-08-05	100.00	12.99
2004-08-05	100.00	12.96
2004-08-05	9,800.00	13.00
2004-08-06	600.00	12.60
2004-08-06	4,400.00	12.65
2004-08-06	700.00	12.52
2004-08-06	9,300.00	12.55
2004-08-12	5,000.00	12.25
2004-08-12	5,000.00	12.30
2004-08-16	100.00	12.25
2004-08-17	200.00	12.25
2004-08-19	2,000.00	12.12
2004-08-23	1,300.00	12.00
2004-08-30	100.00	12.00
2004-08-30	10,000.00	12.00
2004-08-31	90,000.00	12.01
2004-09-22	800.00	12.12
2004-10-05	3,900.00	12.20
2004-10-06	300.00	12.29
2004-10-06	100.00	12.32
2004-10-06	4,400.00	12.35
2004-10-06	3,000.00	12.35
2004-10-06	1,200.00	12.30
2004-10-06	600.00	12.30
2004-10-06	10,700.00	12.35
2004-10-06	6,000.00	12.35
2004-10-06	4,800.00	12.35
2004-10-07	100.00	12.45
2004-10-07	1,800.00	12.45
2004-10-07	1,000.00	12.49
2004-10-07	200.00	12.42
2004-10-07	100.00	12.49
2004-10-07	17,500.00	12.50
2004-10-07	9,000.00	12.50
2004-10-07	7,900.00	12.50
2004-10-07	5,000.00	12.50
2004-10-07	2,500.00	12.50

Date	Amount Bought (Sold)	Price Per Share

2004-10-07	2,500.00	12.50
2004-10-08	73,100.00	12.50
2004-10-11	14,700.00	12.55
2004-10-13	7,400.00	12.81
2004-10-13	3,100.00	12.80
2004-10-14	100.00	12.97
2004-10-14	100.00	12.91
2004-10-14	200.00	12.90
2004-10-14	200.00	12.99
2004-10-14	100.00	12.95
2004-10-14	100.00	12.98
2004-10-14	4,200.00	12.95
2004-10-14	4,100.00	13.00
2004-10-14	3,300.00	13.15
2004-10-14	2,900.00	12.99
2004-10-14	2,800.00	13.00
2004-10-14	2,100.00	12.90
2004-10-14	2,100.00	13.00
2004-10-14	2,100.00	13.00
2004-10-14	1,300.00	13.00
2004-10-14	1,200.00	13.00
2004-10-14	1,100.00	13.00
2004-10-14	800.00	12.95
2004-10-14	400.00	12.91
2004-10-14	300.00	12.95
2004-10-14	200.00	12.96
2004-10-14	200.00	12.90
2004-10-14	6,400.00	13.00
2004-10-15	2,600.00	13.00
2004-10-15	5,300.00	13.00
2004-10-18	2,200.00	12.99
2004-10-21	500.00	13.29
2004-10-21	400.00	13.18
2004-10-21	200.00	13.16
2004-10-21	100.00	13.30
2004-10-21	1,700.00	13.30
2004-10-21	800.00	13.20
2004-10-21	600.00	13.20
2004-10-22	100.00	13.36
2004-10-22	300.00	13.29
2004-10-22	200.00	13.36
2004-10-22	200.00	13.39
2004-10-22	100.00	13.40
2004-10-22	2,000.00	13.40
2004-10-22	1,800.00	13.40
2004-10-22	1,500.00	13.43
2004-10-22	1,000.00	13.40
2004-10-22	1,000.00	13.40
2004-10-22	1,000.00	13.38
2004-10-22	900.00	13.38
2004-10-22	400.00	13.37
2004-10-22	400.00	13.30
2004-10-26	200.00	13.59
2004-10-26	400.00	13.58
2004-10-26	300.00	13.58
2004-10-26	3,100.00	13.60
2004-10-26	2,700.00	13.55
2004-10-26	1,300.00	13.65

Date	Amount Bought (Sold)	Price Per Share

2004-10-26	500.00	13.61
2004-10-26	4,200.00	13.60
2004-10-26	4,000.00	13.60
2004-10-26	3,900.00	13.60
2004-10-26	3,800.00	13.60
2004-10-26	3,200.00	13.60
2004-10-27	200.00	13.60
2004-10-27	300.00	13.69
2004-10-27	300.00	13.60
2004-10-27	5,000.00	13.70
2004-10-27	4,700.00	13.70
2004-10-27	3,200.00	13.65
2004-10-27	800.00	13.61
2004-10-28	11,600.00	13.51
2004-11-02	8,400.00	13.80
2004-11-05	10,000.00	14.22
2004-11-09	12,600.00	14.55
2004-11-10	17,900.00	14.60
2004-11-11	19,800.00	14.65
2004-11-12	500.00	14.41
2004-11-12	3,300.00	14.38
2004-11-12	1,000.00	14.45
2004-11-16	3,500.00	14.40
2004-11-17	15,000.00	14.40
2004-11-30	13,600.00	14.65
2004-12-02	400.00	14.70
2004-12-03	5,000.00	15.01
2004-12-03	18,800.00	14.99
2004-12-06	600.00	15.03
2004-12-06	1,400.00	15.00
2004-12-06	4,400.00	15.05
2004-12-07	9,400.00	15.00
2004-12-07	3,000.00	15.01
2004-12-07	1,800.00	15.00
2004-12-08	3,000.00	15.00
2004-12-09	1,500.00	15.00
2004-12-09	7,600.00	15.05
2004-12-09	1,100.00	15.01
2004-12-09	300.00	15.01
2004-12-10	200.00	15.00
2004-12-13	13,500.00	15.05
2004-12-17	4,500.00	15.25
2004-12-17	500.00	15.16
2004-12-17	8,800.00	15.09
2004-12-20	26,600.00	15.09
2004-12-21	20,000.00	15.05
2005-01-07	35,000.00	15.23
2005-01-26	500.00	15.11
2005-01-28	1,000.00	14.96
2005-01-28	1,000.00	14.95
Total	1,146,200

Mint Master Fund Ltd.
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854

Date	Amount Bought (Sold)	Price Per Share

2004-05-12	1,100.00	12.06
2004-05-18	5,000.00	12.16
2004-05-18	4,900.00	12.25
2004-05-18	4,600.00	12.20
2004-05-18	2,000.00	12.25
2004-05-18	1,000.00	12.25
2004-05-18	400.00	12.18
2004-05-18	100.00	12.24
2004-05-21	5,000.00	12.35
2004-05-27	11,000.00	13.28
2004-05-27	1,700.00	13.25
2004-05-27	1,600.00	13.35
2004-05-27	1,400.00	13.26
2004-05-27	1,300.00	13.23
2004-05-27	400.00	13.34
2004-05-28	10,000.00	13.35
2004-05-28	10,000.00	13.30
2004-06-01	5,000.00	13.45
2004-06-01	5,000.00	13.45
2004-06-04	6,800.00	14.31
2004-06-04	1,200.00	14.30
2004-06-07	2,600.00	13.85
2004-06-07	400.00	13.84
2004-06-17	9,700.00	14.00
2004-06-17	300.00	13.98
2004-07-06	5,000.00	13.36
2004-07-08	25,000.00	14.01
2004-07-09	3,100.00	14.05
2004-07-14	2,800.00	14.30
2004-07-15	1,700.00	14.33
2004-07-16	14,700.00	14.35
2004-07-19	20,000.00	14.24
2004-07-28	2,200.00	12.45
2004-08-05	5,000.00	12.95
2004-08-05	3,200.00	13.00
2004-08-05	1,800.00	12.98
2004-08-06	10,000.00	12.50
2004-08-11	300.00	12.10
2004-08-12	3,400.00	12.25
2004-08-30	5,000.00	12.00
2004-08-31	10,000.00	12.01
2004-08-31	51,200.00	12.01
2004-09-15	6,700.00	12.05
2004-10-14	1,700.00	12.85
Total	265,300

3.       Other Information Regarding Each Participant:

          Except as set forth in Pirate Capital Group’s Proxy Statement or this Annex (or any attachments thereto), to the best knowledge of Pirate Capital Group,

          (i) no Participant owns any securities of the Company or any parent or subsidiary of the Company, directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and none of their associates beneficially owns, directly or indirectly, any securities of the Company;

          (ii) no Participant, his or her associates or any member of his or her immediate family has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction, or series of similar transactions, that has occurred since February 1, 2003 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000;

          (iii) no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies;

(iv) no Participant or any of his associates has any arrangement or understanding with any person pursuant to which he was or is to be selected as a director, nominee or officer of the Company;

(v) none of the corporations or organizations in which any of the Participants has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company;

(vi) there is no information with respect to any of the Participants required to be described under Item 401(f) of Regulation S-K;

          (vii)  no Participant or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding;

          (viii) there is no family relationship (within the meaning of the federal securities laws) between any of the Participants and (a) any other Participant or (b) any director of the Company, executive officer of the Company or person nominated by the Company to become a director or executive officer;

          (ix) no Participant has any business relationship that is required to be disclosed pursuant to Item 7(b)-(c) of Schedule 14A of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(x) no Participant has since the beginning of the Company’s last fiscal year been indebted to the Company or any of its subsidiaries in excess of $60,000; and

(xi) no Participant, at any time during the fiscal year ended December 31, 2004, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934.

PRELIMINARY COPY
SUBJECT TO COMPLETION
APRIL 29, 2005

Solicited by Pirate Capital Group
Annual Meeting of the Stockholders of
Cornell Companies, Inc.
__________, 2005

          The undersigned hereby appoints Zachary R. George and Thomas R. Hudson Jr., and each or any of them, with power of substitution, proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Cornell Companies, Inc. which the undersigned would be entitled to vote if personally present at the 2005 Annual Meeting of the Stockholders of Cornell Companies, Inc. and at any adjournments, postponements, reschedulings or continuations of such meeting for the purposes identified in this proxy and with discretionary authority as to any other matters that may properly come before the Annual Meeting which are unknown a reasonable time before the solicitation of proxies, including substitute nominees if any of the named nominees for director should be unavailable to serve for election, in accordance with and as described in Pirate Capital Group’s Proxy Statement. This is not a solicitation on behalf, or in support of, the Board of Directors of Cornell Companies, Inc.

          If you validly execute and return this card without indicating your vote on one or more of the following proposal, you will be deemed to have voted as follows with respect to any such proposal: FOR proposal 1. This proxy card will revoke any previously executed proxy with respect to all proposals.

PIRATE CAPITAL GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR PROPOSAL 1:

Proposal 1—To elect each of Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran, Jr., Zachary R. George and Thomas R. Hudson Jr. to Cornell Company, Inc.’s Board of Directors, in lieu of any persons who may be nominated by Cornell Company Inc.’s incumbent Board of Directors or by any other person.

FOR	AGAINST	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	☐	☐

(Instruction: If you wish to vote for the election of less than all of the nominees, check the “FOR” box above and write the name of the person(s) you do not wish elected in the following space:                                                                         . If no box is marked above with respect to this Proposal, the undersigned will be deemed to vote for such Proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.)

IMPORTANT: THIS PROXY MUST BE SIGNED TO BE VALID.

Dated:

Signature

Title or Authority

Signature (if held jointly)

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.